FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit
1.	Preliminary Announcement of Annual Results as from 1 January 2004 to 31 December 2004 issued on 28 February 2005 and published in Hong Kong newspapers on 1 March 2005.

2.	Announcement issued on 3 March 2005 and published in Hong Kong newspapers on 4 March 2005.

3.	Announcement of Discloseable Transaction issued on 8 March 2005 and published in Hong Kong newspapers on 9 March 2005.

Remarks:

The financial information relating to the financial year ended 31 December 2004 set out in the Preliminary Announcement does not constitute the Group’s statutory financial statements for the year ended 31 December 2004, but is derived from those financial statements. Further information regarding the operations and results of CLP Holdings Limited for the financial year ended 31 December 2004 will be included in the Annual Report on Form 20-F for the year ended 31 December 2004 to be filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/s/ April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 24 March 2005

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Exhibit 1

CLP Holdings Limited

(incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

(Stock code: 002)

Preliminary Announcement of Annual Results

as from 1 January 2004 to 31 December 2004

Highlights

•	Electricity sales in Hong Kong grew 2.1% to 28,632GWh; total sales (which include sales to the Chinese mainland) rose 2.2% to 31,719GWh.
•	Consolidated turnover rose 9.0% to HK$30,784 million; revenue from the Hong Kong electricity business recorded a 4.0% growth to HK$26,773 million.
•	Earnings from the Hong Kong electricity business increased by 8.1% to HK$6,788 million; earnings from other activities grew by 4.4% to HK$1,671 million.
•	Total earnings up 12.1% to HK$8,614 million; operating earnings (which exclude Hok Un redevelopment profit and property disposal gain) up 10.7% to HK$8,241 million.
•	Final dividend and special final dividend of HK$0.73 per share and HK$0.15 per share respectively; including interim dividends paid, total dividend for 2004 amounting to HK$2.23 per share (2003: HK$1.98 per share).

STATEMENT BY THE CHAIRMAN, DR. THE HON. MICHAEL D. KADOORIE

I am pleased to report that, during the year to 31 December 2004, CLP continued to deliver a solid financial and operational performance.

Year 2004 Results

In 2004, the operating earnings of the Group increased by 10.7% to HK$8,241 million. Earnings from our Hong Kong electricity business increased 8.1% to HK$6,788 million (2003: HK$6,281 million) as a result of ongoing investment in its transmission and distribution network to expand and improve services to customers as well as investment by Castle Peak Power Company Limited (CAPCO), our jointly controlled entity, in generation facilities. Earnings from our other activities recorded a moderate increase, from HK$1,600 million in 2003 to HK$1,671 million. Our portfolio of power investments outside Hong Kong performed satisfactorily, although earnings were adversely affected by a substantial increase in coal and freight costs and the write-off of previously capitalised financing charges as a result of the re-financing of project loans.

Total earnings were HK$8,614 million, an increase of 12.1% as compared to HK$7,687 million in 2003. The 2004 earnings include profit of HK$159 million from the Hok Un redevelopment and gain of HK$214 million from the sale of a surplus former substation site at 305 Castle Peak Road, Hong Kong.

Operating earnings per share and total earnings per share increased by 10.7% to HK$3.42 (2003: HK$3.09) per share and 12.1% to HK$3.58 (2003: HK$3.19) per share respectively, as compared with last year.

The Board has recommended a final dividend for 2004 of HK$0.73 per share and a special final dividend of HK$0.15 per share paid out of the profits of the Hok Un redevelopment and sale of 305 Castle Peak Road. These final dividends, together with the three interim dividends, each of HK$0.45 per share, result in a total dividend of HK$2.23, as compared to HK$1.98 per share for 2003.

Although in recent years our policy of investment in both the Mainland and the Asia-Pacific region has led to diversification in the source of our earnings, the revenues from our Hong Kong electricity business continue to represent by far the largest part of the CLP Group’s total earnings. In 2004, the Hong Kong business generated 80% of the Group’s operating earnings before deduction of unallocated expenses. Hong Kong has also remained the primary focus of our investments, with 64% of the Group’s total assets being located within the Special Administrative Region (SAR).

These figures underline the importance to the Company and its shareholders of the Hong Kong electricity business and of the nature of the regulatory regime to which that business is subject.

Post-2008 Hong Kong Electricity Business Regulatory Regime

Since 1964, this business has been regulated by the Hong Kong Government under a Scheme of Control (SoC), which has remained largely unchanged over that period. Although many of our shareholders will be familiar with the central provisions of the SoC, it may be helpful if I briefly recap these:

•	Profits - CLP’s annual profits are capped at an amount equal to 13.5% of average net fixed assets (15% for assets acquired by using shareholders’ funds) less some deductions - a net return. For reference, in 2004 CLP’s net return was 13.05% on those assets;

•	Tariffs - periodically approved by Government under financial reviews and reviewed annually by the Government under tariff reviews;

•	Financial and Operating Performance - reviewed by Government in annual auditing reviews;

•	Investment - CLP is obliged to contribute to Hong Kong’s development by providing facilities to meet the future demand for electricity. Government approves all capital expenditure before it is made and scrutinises it afterwards;

•	Service Quality - in return for recognising CLP and its shareholders’ rights to earn a reasonable return, Government must be assured that service to the consuming public is adequate to meet demand, efficient and of high quality and is provided at the lowest reasonable cost; and

•	Environment - CLP will make continuing efforts to improve its environmental performance and promote efficient energy use, as well as working closely with Government in its efforts in reducing emissions and exploring renewable energy sources.

The SoC regulates every significant aspect of CLP’s business of supplying electricity in Kowloon and the New Territories.

The current Scheme of Control Agreement took effect on 1 October 1993 and will expire on 30 September 2008. The Agreement provides that, during the three years prior to that date, CLP and Government will institute discussions regarding revision and extension of the SoC with a view to agreeing mutually acceptable terms and conditions.

On 31 January 2005, Government launched a process of public consultation on the future regulation of Hong Kong’s electricity industry. The consultation is to be in two phases - the first, which will end on 30 April 2005, solicits the public’s views on options for the future development of Hong Kong’s electricity market after 2008, whilst the second phase will consult the public on Government’s proposals for the post-2008 regulatory framework.

On 1 February 2005, I wrote to all shareholders outlining CLP’s position on the future regulation of our business. I invited shareholders to make their views known to Government in this consultation process. A much fuller account of the Company’s perspective is set out in our brief “A World Class Electricity Supply for a World Class City - Powering Hong Kong’s Future” which is available on our website at www.clpgroup.com or by writing to the Company Secretary at our Head Office, 147 Argyle Street, Kowloon, Hong Kong.

There is a great deal at stake for CLP and its shareholders in the outcome of Government’s review of the future regulatory regime. There is also a great deal at stake for Hong Kong as a whole - the continued provision of a quality electricity supply at reasonable cost is essential for our community’s social and economic well-being.

For this reason, in this Chairman’s Statement I wish to reinforce the key messages that I and my colleagues have already contributed to the public discussion on our industry, as well as to pick up on some of the points that have been raised since the consultation process started last month.

Balance

The SoC has been a durable and successful system of regulation because it recognises and promotes the balance of the interests of all the stakeholders in Hong Kong’s electricity sector:

•	2.2 million customers - who are entitled to receive a high quality of electricity supply and excellent customer service in return for reasonable tariffs;

•	5.5 million citizens in our supply area - who depend upon a reliable, adequate and environmentally responsible electricity supply;

•	The Hong Kong Government (including the administration and legislators alike) - who must be satisfied that a regulatory regime is in place which supports their duty to the people of the SAR to ensure the efficient and effective provision of an essential public service;

•	CLP’s employees - the “people capital” without which our electricity system cannot function. The skills of our present 3,900 employees must be retained in Hong Kong to serve our community. A durable and balanced regulatory system enables our industry to attract, train and retain future employees to serve that community in the years ahead;

•	CLP’s shareholders - the 22,000 shareholders (representing many thousands more with a beneficial or other interest in our shares) who, on the basis of their trust and confidence in Hong Kong, a fair regulatory system and CLP itself, have an investment currently in excess of HK$100 billion in our company;

•	CLP’s longstanding partner - ExxonMobil, the owner of a 60% interest in the power stations in Hong Kong operated by CLP. ExxonMobil is the largest U.S. investor in Hong Kong and over the past 40 years has shown an unwavering commitment to investment in electricity generation on the basis of a balanced and stable regulatory regime; and

•	CLP’s lenders - the providers of HK$18 billion of funds to enable the infrastructure to be built which powers our society today and into the future. Together with our shareholders, they have financed that infrastructure through private sector investment alone - no call for funds or subsidies, direct or indirect, has ever been made on Government and taxpayers.

It is to be expected that, in expressing their views on the future of our industry, particular stakeholders may look to what they perceive as their own immediate interests. It is CLP’s responsibility to emphasise and explain the balance of all those interests which must ultimately be achieved and respected.

Quality

In our Annual Report and in our brief of 1 February 2005 we demonstrate how, within a stable and fair regulatory system in the shape of the SoC, competently administered by Government and responsibly operated by CLP we have provided the people of Kowloon and the New Territories with an electricity service characterised by the qualities set out below. There seems to be a perception that regulation in the form of the SoC is in some way outdated or old-fashioned. This is not so - our Annual Report highlights the measurable achievements of recent years alone:

High reliability	Reliability, in terms of unplanned customer minutes lost, is world-class and in 2004 reached its best level yet. Unplanned supply interruptions are less than 1/10th of those in an average U.S. urban area.

Reasonable and affordable tariffs	Tariffs have been frozen since 1998 and decreased in real terms by 37% since 1983. On average, electricity represents less than 2% of monthly household expenditure.

High productivity and efficiency	Productivity, measured by electricity output per employee, has risen 127% in the past 10 years.

Good customer service	Customer satisfaction, as measured by independent survey, has reached its highest level during the past two years and is amongst the best of the major utilities in the Asia-Pacific Region.

Environmental responsibility	Total air emissions from our power stations in 2004 were lower than in 1990, despite an increase of about 65% in local electricity sales.

Sustained private sector investment	As at the end of 2004, CLP and our partners ExxonMobil have invested HK$70 billion in our electricity system.

Although in recent times, Hong Kong has not seen the tremendous economic growth (with corresponding increases in electricity demand) of the 1960’s and 1970’s, our society, which is increasingly sophisticated and demanding, continues to require constant excellence and improvement in the provision of its public services, such as that achieved by CLP under the SoC. Our community’s expectations of its public service providers and intolerance of any shortcomings in those services are extremely high, to the point where considerable criticism is generated for problems or difficulties which might well pass unnoticed elsewhere in the world.

Electricity Tariffs and CLP’s Profits

Todate, the public and political comments made in the consultation process have focused only on two issues - electricity tariffs and CLP’s level of return. It is natural that these should be matters of close scrutiny. CLP welcomes informed discussion on these, just as much as on other aspects of Hong Kong’s electricity service. We have explained in our public discussion and in our briefing that our tariffs are reasonable and affordable and that our returns are fair.

However, what must not be forgotten is that tariffs and returns are only two of the issues which must be considered; they cannot be examined in isolation from the other qualities which our community needs and demands from its electricity supply. Hong Kong enjoys an electricity supply, which is world-class when compared to electric utilities elsewhere, because its customers pay fair prices and investors earn reasonable returns. It might be possible for our society to have lower reliability and a second-class electricity network in return for lower prices. That is not the choice Hong Kong has made; nor is it the choice we should make if we want to preserve the quality of our infrastructure which is one of Hong Kong’s competitive advantages.

The Future

The achievements made under the SoC are such that Hong Kong may take the excellence of its electricity supply for granted and feel that there is no longer any need to continue such an arrangement - that somehow the SoC ‘has done its job’. This would be a dangerous conclusion to draw.

Providing an electricity supply which meets our society’s needs and making timely investment to meet future needs is an unceasing task. The post-2008 regulatory regime must both preserve the achievements of the past and promote the substantial investment and commitments which will need to be made in the coming years, such as:

•	Meeting forecast growth in electricity demand of 2% to 3% per annum (including bringing on additional generating capacity to meet this growth);

•	Bringing liquefied natural gas (LNG) to Hong Kong, involving the provision of the necessary infrastructure such as a receiving and storage terminal and a long-term commitment to gas supply agreements;

•	Large-scale investment in emissions reduction plant and equipment to improve environmental performance;

•	Adding substations at the rate of seven per week and over 800 km of transmission line over the next decade; and

•	Strengthening customer services to respond to an expected rise in our customer base to 2.6 million accounts and a doubling in daily enquiries by 2014.

The post-2008 regulatory regime must recognise and enable these investments to be made - if it does not, the consequences may not be immediately apparent, but the long-term effects will be severe. Experience worldwide has shown that problems of adequacy or reliability in the energy and infrastructure fields are often the result of under-investment over a number of years; that a significant period elapses before those problems become evident, that these then take a long time to fix and at considerable cost to society.

Planning and investment in the electricity business is long-term in nature, with considerable lead-times for projects to move from conception to completion. Decisions about the regulation of our industry must take this into account.

CLP’s Participation in the Debate on our Industry

CLP and its shareholders support a reasoned debate on the future regulation of our Hong Kong electricity business and the close scrutiny of our activities that this involves. A better understanding of our performance, the needs of our industry and of our stakeholders can contribute to establishing a regulatory regime after 2008 which matches the durability and fairness of the SoC.

We do have concerns as to whether the consultation process, associated political debate and Government response will give rise to fair and balanced reflection on the long-term needs and issues which must be addressed. Those of our shareholders resident in Hong Kong will be familiar with issues in the past year such as the Hung Hom Peninsula redevelopment, West Kowloon cultural centre development, the Harbour reclamation and the “Link” real estate investment trust listing. None of these issues was of such lasting importance to every member of our community as that of the regulatory regime required to ensure the provision of an adequate and reliable electricity supply. However, and irrespective of whether one agreed with the eventual outcome reached on these recent issues, the decision-making processes, whether judged in terms of structure, predictability or balance, fell short of the standards for which either the Hong Kong Government or our community might have wished.

I hope that the discussion and decision-making process on the post-2008 electricity regulatory framework will be of a quality and objectiveness which reflects the importance of the issues at stake. I believe it will - and the clear and tangible merits of the present regulatory regime and CLP’s standing as a competent, responsible and responsive operator are powerful arguments in favour of a regime on the lines of the present SoC.

In my Chairman’s Statement in last year’s Annual Report I promised shareholders that, in the debate on our industry, CLP would be a strong voice against any regulatory change which puts in doubt our ability to continue to provide a first-class service to the community and fails to allow our shareholders to make a proper return on the investment which they have made in providing the necessary infrastructure. Conversely, we would be a strong voice in supporting any regulatory regime which maintains and builds upon our past and current achievements and respects the interests of all concerned, including shareholders and customers.

We are making good on this promise.

With your support, I am confident that our voice will be heard and that the strength of our Hong Kong electricity business, combined with further progress in our activities in the Mainland and elsewhere, will carry CLP forward to realise its vision of being a leading investor-operator in the Asia-Pacific electric power sector.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Performance

Electricity Business in Hong Kong

Hong Kong’s economic recovery was reflected in high electricity maximum demand in 2004 and, most dramatically, on 2 July 2004 when our local demand reached a historical peak of 6,329MW. This represented an increase of 7.7% from the previous maximum demand of 5,874MW recorded in summer 2003. This was the highest year-on-year increase in maximum demand since 1989.

Managing such increases in maximum demand requires the elements of our Hong Kong electricity business, be it generation, transmission and distribution, to be operating to high standards of reliability, adequacy and availability.

On the generating side, our plant responded well to a challenging year, with availability at 88.4%, although this was lower than the 90.7% achieved in 2003 because of an increase in major planned preventive maintenance within our power stations.

Our transmission and distribution network coped well, notably when, in June, a period of hot and humid weather contributed to significant incremental load increases of up to 38% in some residential areas, particularly over the evening periods. Despite this, 2004 saw the best levels of supply reliability we have ever achieved.

During 2004, in order to enhance plant performance, supply quality and reliability, as well as to provide for demand created by new residential and infrastructure development projects in our supply area, CLP and CAPCO carried out a capital works programme amounting to HK$7 billion.

In 2004 we continued with the planning of two major investments concerning our generating business. The first of these is a package of emissions reduction measures for our coal-fired plant at Castle Peak, of which the retrofit of flue gas desulphurisation (FGD) would be the largest component. The second of these projects is the development of the infrastructure needed to assure the availability of natural gas in Hong Kong, including building a liquefied natural gas (LNG) receiving and storage terminal for our use by early next decade.

Our total electricity unit sales for 2004, including those to the Chinese mainland, grew 2.2% to 31,719GWh. As there was no tariff increase during the year, the increase in turnover by 4.0% to HK$26,773 million was mainly due to fuel clause adjustment as a result of higher composite fuel price.

Local electricity sales recorded moderate growth of 2.1% to 28,632GWh. Sales to the Chinese mainland increased slightly by 2.6% to 3,087GWh and comprised 2,200GWh sold to Guangdong Guang-Dian Power Grid Group Company Limited and 887GWh to the Shekou Industrial Zone. The export sales assist Guangdong to meet its electricity demand and provide additional revenue that will offset costs for our Hong Kong customers. They also contribute to shareholder earnings because the profits from such sales are allocated on an 80/20 basis between customers and shareholders. A breakdown of the unit sales growth by sector during 2004 is as follows:

Electricity Sales	Year ended 31.12.2004	Increase/(Decrease) over 2003
	GWh	%

Residential	7,149	(0.4)
Commercial	11,086	3.6
Infrastructure and Public Services	7,564	3.6

	25,799	2.5
Manufacturing	2,833	(0.8)

Total local sales	28,632	2.1
Export sales	3,087	2.6

Total sales	31,719	2.2

Electricity Business in the Chinese Mainland

During 2004, CLP made only limited progress in sourcing new development projects and creating new partnerships in the Mainland’s power sector. This reflected our prudent approach to investment in additional generating assets in the Mainland.

Nonetheless, considerable work has been undertaken to obtain the regulatory approvals for the 2x600MW greenfield project at Fangchenggang in Guangxi, in which CLP will hold a 70% interest. The project is now awaiting verification from the State Development and Reform Commission before work proceeds at site and equipment manufacture commences.

Throughout 2004 we continued to promote excellence in project management and station operation in those assets in which we hold an interest. Two aspects of asset management were particularly challenging:

•	Tariff management – all of the operating power stations are covered by tariff arrangements which have been approved and implemented; and

•	Coal supply – generation was occasionally constrained by coal supply difficulties, most notably at Shandong. The overall effect on production was not material but higher coal costs affected the earnings from all the power stations in which CLP holds an interest.

CLP Guohua Power Company Limited

Beijing Yire, Panshan, Sanhe and Shenmu power stations, which are operated by CLP Guohua, all achieved high reliability and operating hours during the year. When compared with 2003, generation in 2004 increased by about 8.8% to 15,255GWh. In particular, Shenmu Power Station generated 1,671GWh, representing an extremely high capacity factor of 95%. New and slightly higher tariffs were implemented at all four stations.

Shandong Zhonghua Power Company, Ltd.

Both units at Liaocheng (2x600MW) were taken over for commercial operation, meaning that all of the units at the four stations comprised within this joint venture are now operating. New tariffs have been approved by the State Price Bureau for Liaocheng and Heze II stations. The Shiheng stations have been operating for some years at stable tariffs. The financial results for 2004 have been materially affected by higher coal costs and the write-off of previously capitalised financing charges as a result of the re-financing of the project loans.

Guizhou CLP Power Company Limited

Unit 1 of the 2x300MW Anshun II Power Station was taken over for commercial operation in March, with the second Unit following in November. Both units have already been operating at high dispatch levels and new tariffs have now been agreed and implemented.

Guangdong Nuclear Power Joint Venture Company, Ltd. (GNPJVC)

The Guangdong Daya Bay Nuclear Power Station continued to operate well with good safety and environmental performance. In May, whilst Unit 2 was on a scheduled outage, an incident resulting in a bent fuel assembly, which had no safety or environmental impact, led to the outage being extended by about 2 months, with the Unit returning to service towards the end of July. In 2004, a total of 13,311GWh of electricity (2003: 14,384GWh) was sent out by the nuclear power station. The annual station capacity factor was 80% (2003: 87%).

Hong Kong Pumped Storage Development Company, Ltd. (PSDC)

In 2004, the pumped storage units at Conghua, Guangzhou generated 493GWh for CLP with an overall efficiency above 76.5%, slightly better than 2003. There were over 2,265 unit starts during the year to fulfill system requirements, mainly during peak lopping and backup operations.

Huaiji Power Project

Generation from this group of small hydro-electric plants was severely affected by abnormally low rainfall, with the output reduced from 246GWh in 2003 to 205GWh in 2004. Plant performance itself was generally satisfactory.

Changdao Wind Power Project

As part of our commitment to develop renewable energy projects, in December 2004 we established HNEEP-CLP Changdao Wind Power Company Limited, in which we own 45%, with our partner, Huaneng New Energy & Environment Protection Company Limited, to own and operate a 27MW wind farm in Changdao, Shandong. The wind farm will be commissioned in 2005.

Electricity Business in the Asia-Pacific Region

CLP has a significant presence in the electricity generation business in Australia, India, Taiwan and Thailand. Our focus is on optimising the performance of our existing assets and, where market conditions and investment opportunities permit, continuing to build meaningful and sustainable businesses in those countries.

Gujarat Paguthan Energy Corporation Private Limited (GPEC), India

High reliability and safety standards were maintained at GPEC in 2004. An amended power purchase agreement (PPA) with the offtaker, Gujarat Electricity Board (GEB) was concluded at the end of 2003. The implementation of this amended PPA proceeded satisfactorily with an improvement in the monthly collection of payments to GPEC, as compared to previous years. GEB also successfully issued a Rupee 3 billion bond and applied the proceeds of approximately HK$500 million to reduce the overdue receivables. However, a number of outstanding amounts are still under dispute with GEB.

We have started to explore the possibility of developing a second phase to the GPEC plant. The feasibility of doing so clearly depends on being able to offer competitively priced energy, and ability to obtain secure fuel and offtake commitments and payments.

Ho-Ping Power Company, Taiwan

The Ho-Ping power station was commissioned in 2002. During 2004, the experience and capabilities of the operators increased significantly and this has contributed to achieving more stable operation.

The surge in coal prices and freight costs over 2004 had a significant financial impact on earnings from Ho-Ping. Coal prices have roughly doubled and freight costs increased by up to four times compared to historical levels. The Power Purchase Agreement with Taipower allows at least partial recovery of these additional costs in subsequent years, depending on the coal prices actually paid by Taipower.

Electricity Generating Public Company Limited (EGCO), Thailand

The operations of EGCO’s plant and the implementation of the PPA with the Electricity Generating Authority of Thailand (EGAT) continued smoothly during the year.

Under the terms of a Joint Development Agreement, EGCO may acquire half of CLP’s 50% interest in the BLCP project (discussed further below). Todate no agreement has been reached regarding the price for any such transfer. CLP will respect its obligations under the Agreement and will make all efforts to resolve this matter amicably so as to transfer its shareholding in BLCP at a market value.

BLCP Power Limited, Thailand

Progress on the construction of BLCP project, which CLP is managing on behalf of our joint venture with Banpu Public Company, remains satisfactory and to a schedule which would see the two units entering service in 2006/07. A slight delay was caused by late shipping of major electrical equipment, but is not expected to affect the installation schedule. As at end-December 2004 the design and construction of the power stations was 23.7% complete. Capital costs remain within the budgeted amount.

CLP also has the lead role in a separate operating company for the plant. Establishment of the operations organisation is proceeding smoothly.

Yallourn Energy Pty Limited, Australia

The acquisition of the remaining 8% shareholding in Yallourn Energy was completed in March 2004, meaning that this business is now wholly-owned by CLP.

The plant set a new production record for the third year in succession, even though planned and unplanned outages were marginally higher than expected. A broader issue at Yallourn is the ageing of the plant and the need for adequate capital expenditure to ensure safe and reliable operation over its planned life. This is an area that will be subject to further detailed review in 2005.

The Morwell River Diversion project, which will secure access to a long-term coal reserve adjacent to the existing area of coal extraction, is nearing completion and remains on schedule and within budget. The upgrade of the station’s instrumentation and control systems is progressing, although issues have arisen concerning the cost of the project and the timetable for completion. These are being addressed.

During the year, prices in the National Electricity Market in Australia remained lower than expected, with some impact on earnings from Yallourn. We mitigate market price volatility as far as it is prudent to do so by selling around 80% of the plant’s output on a forward contract basis, but the contract prices will inevitably reflect trends in the pool prices.

The 2004 earnings from Yallourn were also adversely impacted by an accelerated amortisation of financing charges in anticipation of re-financing its project loans in 2005.

In August 2004, Yallourn Energy obtained certification from the Australian Industrial Relations Commission of a three-year enterprise bargaining agreement to replace the previous three year agreement, which ended in September 2004. The signing of this new agreement with the various labour unions reflected the constructive approach adopted by all parties involved.

Safety

Safety is of utmost importance across the CLP Group. During 2004 good performance continued in our wholly-owned subsidiaries in Australia and India. However the safety performance of our Hong Kong business did not meet our standards. As previously reported, there were two fatal accidents in February and March 2004. These led to the loss of life of an employee of a CLP contractor at Black Point Power Station and a CLP employee working on an overhead line tower near Tseung Kwan O. In addition, an incident in June at Black Point Power Station injured three CLP employees, two of them seriously. This level of safety performance is unacceptable. Each accident has been subject to investigation by panels comprising representatives of senior management. In addition to implementing the specific recommendation of the panels, we are pursuing a range of initiatives to reinforce our safety culture. We are driving hard to achieve an improved safety record throughout 2005 and beyond.

Human Resources

On 31 December 2004, the Group employed 4,633 staff (2003: 4,705), of whom 3,873 were employed in the electricity business in Hong Kong and 241 and 107 respectively by Yallourn Energy and GPEC. Total remuneration for the year ended 31 December 2004 was HK$2,481 million (2003: HK$2,368 million), including retirement benefits costs of HK$199 million (2003: HK$187 million).

Environment

The Group’s environmental performance in 2004 will be presented extensively in our Social and Environmental Report 2004 which will be published alongside our Annual Report. In December 2004 the Group published “Our Manifesto on Air Quality and Climate Change”. In the Manifesto we reviewed the measures taken by the Group in recent years with regard to its environmental performance in these respects and committed ourselves to clear and specific actions to improve air emissions generated by the Group’s activities. These included our aim to develop generating capacity from renewable sources such that by 2010 this represents approximately 5% of our existing total generating capacity.

Financial Performance

The financial information set out in this announcement does not constitute the Group’s statutory accounts for the year ended 31 December 2004, but represents an extract from those accounts. The accounting policies used are consistent with those set out in the 2003 Annual Report and comparative figures of the corresponding previous year are included. The following financial information has also been agreed by the external auditors, PricewaterhouseCoopers.

Consolidated Profit and Loss Account

	Note	2004 HK$M	2003 HK$M	Increase %

Turnover	1	30,784	28,248	9.0

Expenses
Purchases of electricity		16,055	15,873
Staff expenses		1,284	1,157
Fuel and other operating costs		3,026	2,249
Depreciation		2,529	2,357

		22,894	21,636

Property disposal gain	2	214	—

Operating profit	1	8,104	6,612	22.6
Finance costs		(1,046)	(688)
Finance income		63	48
Hok Un redevelopment profit	2	187	291
Share of profits less losses of jointly controlled entities	3	3,181	3,399
Share of profits less losses of associated companies	3	236	102

Profit before taxation		10,725	9,764
Taxation	4	(1,815)	(1,712)

Profit after taxation		8,910	8,052	10.7
Transfers under Scheme of Control (SoC)		(296)	(365)

Earnings

SoC earnings		6,788	6,281	8.1
Non-SoC operating earnings		1,671	1,600	4.4
Unallocated net finance costs		(61)	(63)
Unallocated Group expenses		(157)	(371)

Total operating earnings		8,241	7,447	10.7
Hok Un redevelopment profit/property disposal gain	2	373	240

Total earnings	5	8,614	7,687	12.1

Dividends
Interim dividends paid
Ordinary		3,251	2,962
Final dividends proposed
Ordinary		1,758	1,565
Special		361	241

		5,370	4,768

	Note	2004 HK$	2003 HK$	Increase %

Earnings per share	6
Including Hok Un redevelopment profit/property disposal gain		3.58	3.19	12.1
Excluding Hok Un redevelopment profit/property disposal gain		3.42	3.09	10.7

Dividends per share	7
Ordinary dividends
Interim dividends		1.35	1.23
Final dividend		0.73	0.65

		2.08	1.88
Special final dividend		0.15	0.10

Total dividends paid and proposed		2.23	1.98	12.6

Notes :

(1)	Turnover and Segment Information

Turnover represents sales of electricity, other electricity-related revenue, property income, and supply and maintenance service fees. Sales of electricity are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the year. Other revenue is recognised when services are rendered or sales are completed.

The turnover and expenses in 2004 incorporated the full year results of Yallourn Energy and GPEC; while in 2003 only the results for the period after each of them became a subsidiary of the Group in April and June 2003 respectively were incorporated.

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in three major geographical regions - Hong Kong, the Chinese mainland and the Asia-Pacific region. Information about the Group’s operations by geographical regions is as follows:

2004

	Hong Kong HK$M	Chinese Mainland HK$M		Asia-Pacific Region HK$M	Unallocated Item HK$M	Total HK$M

Turnover	26,966	—		3,814	4	30,784

Segment results	7,198	(181)		1,244	(157)	8,104
Hok Un redevelopment profit	187	—		—	—	187
Share of profits less losses of jointly controlled entities	1,774	1,194	(A)	213	—	3,181
Share of profits less losses of associated companies	(2)	—		238	—	236

Profit/(Loss) before financing and taxation	9,157	1,013		1,695	(157)	11,708
Finance costs						(1,046)
Finance income						63
Taxation						(1,815)

Profit after taxation						8,910
Transfers under SoC						(296)

Earnings for the year						8,614

Capital expenditure	5,282	7		528	6	5,823
Depreciation	1,875	2		650	2	2,529
Amortisation of goodwill/negative goodwill and cost of investment	2	58		(19)	—	41
Impairment charges	11	15		—	—	26

As at 31 December 2004
Segment assets	44,374	215		18,324	205	63,118
Investments in jointly controlled entities	6,894	6,643		1,461	—	14,998
Investment in an associated company	—	—		1,640	—	1,640
Tax assets	—	—		1,043	—	1,043

Consolidated total assets	51,268	6,858		22,468	205	80,799

Segment liabilities	10,731	60		1,482	66	12,339
Total borrowings	—	—		7,503	11,271	18,774
Tax liabilities	5,067	—		420	—	5,487

Consolidated total liabilities	15,798	60		9,405	11,337	36,600

(A)	Out of the HK$1,194 million, HK$808 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

2003

	Hong Kong HK$M	Chinese Mainland HK$M		Asia-Pacific Region HK$M	Unallocated Items HK$M	Total HK$M

Turnover	25,935	—		2,310	3	28,248

Segment results	6,275	(145)		853	(371)	6,612
Hok Un redevelopment profit	291	—		—	—	291
Share of profits less losses of jointly controlled entities	1,715	1,290	(A)	394	—	3,399
Share of profits less losses of associated companies	(66)	—		168	—	102

Profit/(Loss) before financing and taxation	8,215	1,145		1,415	(371)	10,404
Finance costs						(688)
Finance income						48
Taxation						(1,712)

Profit after taxation						8,052
Transfers under SoC						(365)

Earnings for the year						7,687

Capital expenditure	5,127	2		464	1	5,594
Depreciation	1,978	2		375	2	2,357
Amortisation of goodwill/negative goodwill and cost of investment	16	38		(15)	—	39
Impairment charges	62	—		—	—	62

As at 31 December 2003
Segment assets	41,025	16		17,351	208	58,600
Investments in jointly controlled entities	6,845	6,400		1,442	—	14,687
Investments in associated companies	84	—		1,509	—	1,593
Tax assets	—	—		952	—	952

Consolidated total assets	47,954	6,416		21,254	208	75,832

Segment liabilities	10,232	78		1,441	72	11,823
Total borrowings	—	—		8,051	10,646	18,697
Tax liabilities	4,334	—		344	—	4,678

Consolidated total liabilities	14,566	78		9,836	10,718	35,198

(A)	Out of the HK$1,290 million, HK$899 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

An analysis of the Group’s turnover, contribution to operating profit and profit before financing and taxation for the year, by principal activities, is as follows:

	Turnover		Operating Profit/(Loss) (A)		Profit/(Loss) Before Financing and Taxation (B)
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M

SoC business	26,773	25,739	7,053	6,311	8,826	8,027
Power projects outside Hong Kong	3,814	2,310	1,063	708	2,708	2,560
Other businesses	193	196	145	(36)	331	188
Unallocated items	4	3	(157)	(371)	(157)	(371)

	30,784	28,248	8,104	6,612	11,708	10,404

(A)	Operating Profit/(Loss) is stated before taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

(B)	Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

The following shows the carrying amount of segment assets and capital expenditure incurred by business segments:

	Total Assets		Capital Expenditure
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M

SoC business	44,414	40,735	5,278	5,125
Power projects outside Hong Kong	18,539	17,367	535	466
Others	165	498	10	3

	63,118	58,600	5,823	5,594

Investments in jointly controlled entities	14,998	14,687
Investments in associated companies	1,640	1,593
Tax assets	1,043	952

Total assets	80,799	75,832

(2)	During the year, the Group recorded its share of profit arising from the sale of remaining units of Laguna Verde, the former power station site at Hok Un, Kowloon and gain from the sale of a former substation site at Castle Peak Road. A special final dividend has been proposed in respect of such profits.

(3)	The share of profits less losses of jointly controlled entities and associated companies is determined based upon the accounts of the respective affiliated companies, after making adjustments to conform with the Group’s significant accounting policies, for the years ended 31 December.

(4)	The charge for taxation includes profits tax both within and outside Hong Kong on estimated assessable profits, and deferred taxation arising from temporary differences attributable to various differences in accounting treatments and tax regulations. Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

	2004 HK$M	2003 HK$M

Company and subsidiaries
- Hong Kong
current	869	674
deferred	399	343
- outside Hong Kong
current	29	16
deferred	(1)	108

	1,296	1,141

Jointly controlled entities
- Hong Kong
current	306	281
deferred	(41)	(37)
- outside Hong Kong
current	204	210
deferred	2	81

	471	535

Associated company
- outside Hong Kong
current	30	15
deferred	18	21

	48	36

	1,815	1,712

(5)	The contribution of each major activity to the Group earnings is analysed as follows:

	2004		2003		Increase
	HK$M	HK$M	HK$M	HK$M	%

SoC earnings		6,788		6,281	8.1
Non-SoC operating earnings
Sales to Chinese mainland	90		82
GNPJVC and PSDC	727		763
Other power projects in Chinese mainland (A)	106		172
Power projects in Asia-Pacific region (B)	824		710
Other businesses	(76)		(127)

		1,671		1,600	4.4
Unallocated net finance costs		(61)		(63)
Unallocated Group expenses		(157)		(371)

Total operating earnings		8,241		7,447	10.7
Hok Un redevelopment profit/property disposal gain		373		240

Group earnings attributable to shareholders		8,614		7,687	12.1

(A)	The earnings from projects in Chinese mainland have been reduced, primarily on Shandong, by the higher coal cost and the write-off of previously capitalised financing charges as a result of the re-financing of the project loans.
(B)	The earnings from projects in Asia-Pacific region are also adversely impacted by the higher coal and freight costs and the write-off of financing charges.

(6)	The 2004 earnings per share figures are based on the number of shares in issue of 2,408,245,900 (2003: 2,408,245,900). Fully diluted earnings per share is not included as the Company did not have any diluting equity instruments as at 31 December 2004 (2003: nil).

(7)	The first, second and third interim dividends of HK$0.45 per share each are based on the existing 2,408,245,900 shares of HK$5.00 each in issue (2003: three interim dividends of HK$0.41 per share each).

Consolidated Balance Sheet

	Note	31 December 2004 HK$M	31 December 2003 HK$M

Capital employed

Fixed assets	1	57,748	54,157
Goodwill		(1,022)	(1,017)
Investments in jointly controlled entities and associated companies		16,638	16,280
Other non-current assets		1,052	961

		74,416	70,381

Current assets
Bank balances, cash and other liquid funds	2	2,520	787
Trade and other receivables	3	3,564	4,424
Inventories – stores and fuel		299	230
Other current assets		—	10

		6,383	5,451

Current liabilities
Short-term loans and current portion of long-term loans and other borrowings	4	(1,178)	(1,095)
Trade and other payables	5	(4,216)	(3,994)
Other current liabilities		(4,284)	(3,816)

		(9,678)	(8,905)

Net current liabilities		(3,295)	(3,454)

Total assets less current liabilities		71,121	66,927

Represented by
Shareholders’ funds	6	44,199	40,241
Minority interest		—	393
Long-term loans and other borrowings	4	17,596	17,602
Deferred tax liabilities		5,084	4,614
SoC reserve accounts	7	3,720	3,607
Other non-current liabilities		522	470

		71,121	66,927

Notes:

(1)	Fixed Assets

	Land and Buildings HK$M	Plant, Machinery and Equipment HK$M	Total HK$M

Net book value as at 1 January 2004	7,756	46,401	54,157
Additions (A)	764	5,059	5,823
Transfers and disposals	(74)	(228)	(302)
Depreciation charge	(220)	(2,309)	(2,529)
Exchange differences	16	583	599

Net book value as at 31 December 2004 (B)	8,242	49,506	57,748

(A)	The additions include capital expenditure of HK$5,278 million (2003: HK$5,125 million) for the SoC business by CLP Power Hong Kong.

(B)	Fixed assets employed for the SoC business and non-SoC business amounted to HK$42,415 million (2003: HK$39,258 million) and HK$15,333 million (2003: HK$14,899 million) respectively. For the non-SoC business, HK$15,147 million (2003: HK$14,687 million) was attributed to Yallourn Energy and GPEC.

(2)	The majority of the liquid funds, which was about 95% at 31 December 2004 (2003: 64%), was denominated in foreign currency mainly held by GPEC and Yallourn Energy and deposited with highly-rated international or local banks. The remainder was in Hong Kong dollars. HK$549 million (2003: HK$131 million) of the funds was kept under trust accounts in accordance with the Trust and Retention Account Agreement between GPEC and its lenders for fuel, operating and major maintenance expenses and debt service payments.

(3)	Trade and Other Receivables

	2004 HK$M	2003 HK$M

Trade receivables (ageing analysis is shown below)	2,376	3,201
Deposits and prepayments	986	1,161
Dividend receivable from jointly controlled entities	196	—
Current accounts with jointly controlled entities	6	62

	3,564	4,424

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 15 to 17 days after issue. Customers’ receivable balances are generally secured by cash deposits or bank guarantees. For Yallourn Energy and GPEC, the credit term for trade receivables ranges from 30 to 60 days.

The ageing analysis of the trade receivables, after provisions, as at 31 December is as follows:

	2004 HK$M	2003 HK$M
Below 30 days	2,332	2,011
31-60 days	15	169
61-90 days	7	40
Over 90 days	22	981

	2,376	3,201

Trade and other receivables attributed to GPEC and Yallourn Energy amounted to HK$1,610 million (2003: HK$3,153 million). The decrease mainly resulted from improved collection from GPEC’s offtaker, GEB. GPEC has also obtained payment for some of its receivables from GEB through bill discounting with recourse. There is no recourse to the Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary.

(4)	The amount included borrowings of Yallourn Energy and GPEC which are without recourse to CLP Holdings. Debts of Yallourn Energy (HK$6,106 million and HK$6,444 million as at 31 December 2004 and 2003 respectively) and part of GPEC’s debts (HK$512 million and HK$620 million as at 31 December 2004 and 2003 respectively) are secured by fixed and floating charges over their assets.

As at 31 December 2004, the outstanding borrowings had a well-balanced spread of maturities, with 35% due within two years, 32% between two and five years, and 33% after five years. 59% of the borrowings were at fixed interest rates; and 59% of the borrowings were either denominated in or hedged into Hong Kong dollars, with the remaining 41% in other currencies, mainly the Australian dollar.

(5)	Trade and Other Payables

	2004 HK$M	2003 HK$M
Trade payables (ageing analysis is shown below)	2,064	1,719
Other payables and accruals	1,053	1,152
Current accounts with jointly controlled entities	1,099	1,123

	4,216	3,994

The ageing analysis of the trade payables as at 31 December is as follows:

	2004 HK$M	2003 HK$M
Below 30 days	2,043	1,671
31-60 days	2	41
61-90 days	4	7
Over 90 days	15	—

	2,064	1,719

(6)	Shareholders’ Funds

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Other Reserves HK$M	Retained Profits HK$M		Total HK$M

Balance as at 1 January 2003	12,041	1,164	2,482	(63)	21,264		36,888
Net exchange gains not recognised in the profit and loss account	—	—	—	369	—		369
Earnings	—	—	—	—	7,687		7,687
Dividends paid	—	—	—	—	(4,744)		(4,744)
Share of other reserves of jointly controlled entities and an associated company	—	—	—	81	(40)		41

Balance as at 31 December 2003	12,041	1,164	2,482	387	24,167	(A)	40,241

Balance as at 1 January 2004	12,041	1,164	2,482	387	24,167		40,241
Net exchange gains not recognised in the profit and loss account	—	—	—	431	—		431
Earnings	—	—	—	—	8,614		8,614
Dividends paid	—	—	—	—	(5,057)		(5,057)
Share of other reserves of jointly controlled entities and an associated company	—	—	—	12	(42)		(30)

Balance as at 31 December 2004	12,041	1,164	2,482	830	27,682	(A)	44,199

(A)	The proposed final dividends and balance of retained profits after proposed final dividends were HK$2,119 million (2003: HK$1,806 million) and HK$25,563 million (2003: HK$22,361 million) respectively.

(7)	The Development Fund, special provision account and rate reduction reserve of CLP Power Hong Kong are collectively referred to as SoC reserve accounts and the respective balances as at 31 December are as follows:

	2004 HK$M	2003 HK$M

Development Fund	3,171	2,960
Special provision account	—	176
Rate reduction reserve	549	471

	3,720	3,607

Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (new HKFRSs) that are effective for accounting periods beginning on or after 1 January 2005. Initial assessment has indicated that the adoption of the new HKFRSs in 2005 would not have a significant impact on the Group’s results of operations and financial position.

The Group will be continuing with the assessment of the impact of the new HKFRSs and other significant changes may be identified as a result.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

Our business expansion, in particular, capital expenditure programmes by CLP Power Hong Kong and CAPCO for our Hong Kong electricity business, is funded by bank loans, debt securities and cash flow from operations.

Financing facilities totalling HK$27.2 billion were available to the Group, including HK$7.8 billion for Yallourn Energy and GPEC. Of the available facilities, HK$18.8 billion had been drawn down, of which HK$7.5 billion was by Yallourn Energy and GPEC. Facilities totalling HK$10.1 billion were available to CAPCO of which HK$9.6 billion had been drawn down.

Our total debt to total capital as at 31 December 2004 was 29.8% and interest cover was 11 times.

The Group adopts a prudent approach to all financial arrangements, while at the same time aiming to achieve cost-efficient funding. In January and November 2004, CLP Power Hong Kong issued two tranches of fixed rate notes due 2014 of HK$500 million each, with coupon rates at 4.93% and 4.28% respectively, through the Medium Term Note (MTN) Programme set up by its wholly-owned subsidiary CLP Power Hong Kong Financing Limited. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at 31 December 2004, about HK$4,340 million notes have been issued under the MTN Programme. In January 2005, CLP Power Hong Kong took advantage of low fixed rate of interest and issued another tranche of HK$500 million fixed rate notes due 2015 with coupon rate at 4.35%.

The Group’s foreign currency exposures mainly arise from the loan repayment / interest payment obligations, purchases of goods and services, fuel-related payments and overseas investment activities. As at 31 December 2004, the notional amount of the forward foreign exchange contracts and currency swaps used to hedge the foreign currency exposure amounted to HK$49.6 billion.

CORPORATE GOVERNANCE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the accounts for the year ended 31 December 2004. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Company has complied with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules) throughout the year.

On 28 February 2005 the Company adopted a “CLP Code on Corporate Governance”. This will be issued to shareholders with our Annual Report and set out on our website. This Code incorporates all of the Code Provisions and Recommended Best Practices in the “Code on Corporate Governance Practices and Corporate Governance Report” issued by the Stock Exchange of Hong Kong (the Exchange) save for the few exceptions which will be specified and explained in our Corporate Governance Report, as part of our Annual Report.

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Code also applies to other “Specified Individuals” such as members of the CLP Group’s senior management. The CLP Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Code is on terms no less exacting than the required standard set out in the Model Code.

Save as follows, all Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Code throughout the period from 1 January to 31 December 2004. In December, The Hon. Michael D. Kadoorie, Mr. R. J. McAulay, Mr. J. A. H. Leigh and Mr. I. D. Boyce advised the Company that due to an oversight, a number of filings required under the Securities and Futures Ordinance and related notifications to the Company were not made within the prescribed time limits. These filings primarily related to a complex trust restructuring, during the course of which no outside consideration was involved and the overall number of CLP shares held by Kadoorie Family interests and their associated individuals or entities remained the same.

As soon as the Directors became aware of this oversight, they brought the matter to the attention of the Company, the Exchange and the Securities and Futures Commission. The relevant filings were made with the Exchange and the Company. These were then placed on the Exchange’s website (www.hkex.com.hk) and in the Company’s Registers of Interests of Directors and of Substantial Shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the year ended 31 December 2004.

FINAL DIVIDENDS

The final dividend of HK$0.73 per share and the special final dividend (out of property profits) of HK$0.15 per share (2003: ordinary final dividend of HK$0.65 per share and special final dividend of HK$0.10 per share) will be payable on all shares of HK$5.00 each in issue as at 18 April 2005 after deducting any shares repurchased and cancelled up to 18 April 2005. As at 31 December 2004, 2,408,245,900 shares of HK$5.00 each were in issue. If approved, the final dividend and the special final dividend totalling HK$0.88 per share will be payable on 29 April 2005 to shareholders registered as at 28 April 2005.

The Register of Shareholders will be closed from 19 April 2005 to 28 April 2005, both days inclusive. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Monday, 18 April 2005.

By Order of the Board

Peter W. Greenwood

Director & Company Secretary

Hong Kong, 28 February 2005

The Company’s Annual Report containing the Directors’ Report and Accounts for the year ended

31 December 2004 will be published on the Company’s website at www.clpgroup.com and the website of the Stock Exchange of Hong Kong on 14 March 2005. The Annual Report, the CLP

Group Social and Environmental Report, the Notice of Annual General Meeting (to be held on 28

April 2005) and the CLP Code on Corporate Governance will be despatched to shareholders on or about 31 March 2005. All of these will be made available on the Company’s website.

Non-executive Directors: Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan.

Independent Non-executive Directors: The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh and Mr. Paul M. L. Kan.

Executive Directors: Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee.

Exhibit 2

The Company wishes to announce that CLP Energy, a wholly-owned Australian subsidiary of CLP Power Asia, is in advanced discussions to acquire the merchant energy business division of SPI Australia Group, a wholly-owned subsidiary of Singapore Power.

The Proposed Acquisition is subject to verification of certain confidential documentation and the execution of a share sale agreement. Following execution of the share sale agreement, it is anticipated that the Proposed Acquisition will constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A further announcement will be made by the Company when the share sale agreement in relation to the Proposed Acquisition is entered into.

The Company wishes to announce that CLP Energy, a wholly-owned Australian subsidiary of CLP Power Asia, is in advanced discussions to acquire Singapore Power’s Australian merchant energy business. Singapore Power is not a connected person of the Company.

EB is the fifth largest energy retailer in Australia and sells gas and electricity to over 1.1 million customers across Victoria, New South Wales, South Australia and Queensland. EB also owns the 1,280 MW Torrens Island gas-fired power station in South Australia, a long term hedge contract for up to 966 MW, a gas storage facility and a 33% interest in SEAGas, a 685 kilometre natural gas transmission pipeline between Victoria and South Australia. It is noted that the ownership interest in the SEAGas Pipeline is subject to pre-emptive rights by its other shareholders; however, the EB will retain certain rights to the pipeline’s capacity.

Combining EB with CLP Power Asia’s existing 1,480 MW power station, Yallourn Energy, will create a diversified energy business combining both retail and generation, well positioned for growth in Australia.

Subject to satisfactory review of certain confidential documentation to be provided by Singapore Power, it is expected that a share sale agreement will be entered into by the parties shortly. Closing of the Proposed Acquisition will proceed following satisfaction of conditions precedent.

Following execution of the share sale agreement, it is anticipated that the Proposed Acquisition will constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A further announcement will be made by the Company when the share sale agreement in relation to the Proposed Acquisition is entered into.

CLP Power Asia is a member of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests, primarily through CLP Power Asia, in the power sector in the Chinese mainland, Taiwan, Australia, India, and Thailand.

Terms used in this announcement shall have the following meanings:

“CLP Energy”	CLP Power Australia Energy Holdings Pty Limited, a wholly-owned subsidiary of CLP Power Asia

“CLP Power Asia”	CLP Power Asia Limited, a wholly-owned subsidiary of the Company

“Company”	CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange (Stock code: 002)

“EB”	SPI Australia Group’s Australian merchant energy business

“CLP Group”	the Company and its subsidiaries

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“Proposed Acquisition”	the proposed acquisition by CLP Energy of the EB from Singapore Power

“SEAGas Pipeline”	a 685 kilometre natural gas transmission pipeline between Victoria and South Australia

“Singapore Power”	Singapore Power Limited

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 3 March 2005

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood, Dr. Y. B. Lee

Exhibit 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Further to the Company’s announcement dated 3 March 2005, the Company is pleased to announce that on 7 March 2005, the Company, its wholly-owned Australian subsidiary CLP Energy, and the Vendor have signed the Share Sale Agreement in relation to the acquisition of the merchant energy business division of SPI Australia Group, a wholly-owned subsidiary of Singapore Power.

Under the Share Sale Agreement, the Vendor will transfer all the issued shares of SPI E&G and procure the transfer of all the issued shares of SPI Pipelines to CLP Energy. The Consideration for the Acquisition is A$2,128 million (HK$12,981 million), subject to the SEAGas Adjustment and any adjustment to reflect any increase or decrease in the working capital of SPI E&G as at completion.

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further information on the Acquisition will be sent to shareholders as soon as practicable.

INTRODUCTION

Further to the Company’s announcement dated 3 March 2005, the Company is pleased to announce that on 7 March 2005, the Company, its wholly-owned Australian subsidiary CLP Energy, and the Vendor have signed the Share Sale Agreement in relation to the Acquisition.

SHARE SALE AGREEMENT

Date

7 March 2005

Parties

The Company, CLP Energy and the Vendor

Acquisition

Under the Share Sale Agreement, the Vendor will transfer all the issued shares of SPI E&G and procure the transfer of all the issued shares of SPI Pipelines, in each case free from all third party interests, to CLP Energy. The Company will guarantee the obligations of CLP Energy under the Share Sale Agreement.

Prior to completion, SPI E&G will carry out a reorganisation to ensure that its group of companies consist solely of the EB and that all non-EB businesses are segregated and transferred out of SPI E&G group of companies.

SPI Pipelines owns a 33% interest in SEAGas. The Vendor has the option, at any time no later than the fifth business day prior to completion, to exclude all (but not part of) the shares in SPI Pipelines from the Acquisition if the other shareholders of SEAGas exercise their pre-emptive rights over the shares in SEAGas affected by the Acquisition.

If the Vendor exercises such option, the Company does not currently expect that the exclusion of SPI Pipelines from the Acquisition will result in any material financial or operational impact on the remainder of the EB. If the Vendor exercises such option, the Company will make a further announcement to inform shareholders.

Consideration

The Consideration for the Acquisition is A$2,128 million (HK$12,981 million), subject to (a) the SEAGas Adjustment; and (b) any adjustment to reflect any increase or decrease in the working capital of SPI E&G as at completion. The Consideration is payable in cash at completion.

It is currently anticipated that part of the Consideration will be financed from the CLP Group’s internal resources. The CLP Group is also in advanced discussions with prospective financiers to arrange for a new corporate finance facility (on a non-recourse basis to the Company) to finance the balance of the Consideration and partly to re-finance existing facilities of Yallourn Energy. The proportions of the Consideration financed from internal resources and external financing have yet to be fixed.

Conditions

Completion of the Acquisition is conditional upon various regulatory approvals, third party consents and the separation of the EB from SPI Australia Group’s other businesses in Australia.

Completion

The targeted completion date for the Acquisition is 31 May 2005 with the ability for that date to be extended according to the terms of the Share Sale Agreement.

INFORMATION ON THE EB

EB is the fifth largest energy retailer in Australia and sells gas and electricity to over 1.1 million customers across Victoria, New South Wales, South Australia and Queensland. It also owns a 1,280 MW gas-fired power station at Torrens Island, South Australia, an interest in a long-term hedge contract for up to 966 MW, and a gas storage facility. SPI Pipelines owns a 33% interest in SEAGas, which owns and operates a 685 kilometre natural gas transmission pipeline between Victoria and South Australia. This interest in SEAGas is the subject of pre-emption rights. In the event that such rights are exercised, the Consideration will be reduced by the SEAGas Adjustment. It is important to note that should such rights be exercised, the EB will retain usage rights associated with the SEAGas pipeline.

For the financial year ended 31 December 2004, the combined unaudited EBITDA of EB was A$181.2 million (HK$1,105 million). For the financial year ended 31 December 2003, the combined unaudited EBITDA of EB was A$217.5 million (HK$1,327 million). As at 31 December 2004, the EB had combined unaudited total assets of A$3,163 million (HK$19,294 million). As the EB is only a part of the SPI Australia Group, the Company understands that interest, tax and depreciation were booked on a group basis and were not individually attributed to the underlying companies which have, therefore, not prepared figures which represent their own profits before and after taxation.

REASONS FOR THE ACQUISITION

The CLP Group’s investments in the Australian energy sector, prior to the Acquisition, comprise a 1,480 MW coal-fired power station at Yallourn, Victoria held through Yallourn Energy, and the AusPower retail business, which sells electricity to large industrial and commercial customers. The Acquisition is in line with the CLP Group’s objective of building a diversified and integrated energy business in Australia, focussing on electricity and gas retail, with a portfolio of physical assets in support of that retail business.

The Consideration was agreed between the parties following a bidding process and after arm’s length negotiations, taking into account a due diligence process previously undertaken by the CLP Group and its advisors. Many factors were taken into account including the cash flow and earnings of the EB and an assessment of its business potential. The Directors consider that the terms of the Acquisition are fair and reasonable and in the interests of the shareholders as a whole.

GENERAL

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further information on the Acquisition will be sent to shareholders as soon as practicable.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Singapore Power and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

Singapore Power, headquartered in Singapore, has significant operations in Asia and Australia. Following the sale of the EB to the CLP Group, Singapore Power will retain electricity transmission and distribution networks in Australia.

CLP Power Asia is a member of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests, primarily through CLP Power Asia (of which CLP Energy itself is a subsidiary), in the power sector in the Chinese mainland, Taiwan, Australia, India, and Thailand.

DEFINITIONS

Unless the context otherwise requires, terms used in this announcement shall have the following meanings:

“A$”	Australian Dollars

“Acquisition”	the acquisition by CLP Energy of the EB from Singapore Power through the acquisition of all the issued shares of SPI E&G and SPI Pipelines

“AusPower”	AusPower Holdings Pty Limited, the immediate holding company of Yallourn Energy

“CLP Energy”	CLP Power Australia Energy Holdings Pty Limited, a wholly-owned subsidiary of CLP Power Asia

“CLP Group”	the Company and its subsidiaries

“CLP Power Asia”	CLP Power Asia Limited, a wholly-owned subsidiary of the Company

“Company”	CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange (Stock code: 002)

“Consideration”	the consideration for the Acquisition under the Share Sale Agreement

“Directors”	the directors of the Company

“EB”	the merchant energy business in Australia presently owned, prior to the Acquisition, by Singapore Power through its wholly-owned subsidiaries, SPI E&G and SPI Pipelines

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“HK$”	Hong Kong Dollars

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“MW”	Megawatts (one million watts)

“SEAGas”	owner of a 685 kilometre natural gas transmission pipeline between Victoria and South Australia, and 33% owned by SPI Pipelines

“SEAGas Adjustment”	the reduction in the Consideration if the shares in SPI Pipelines are excluded from the Acquisition as a result of the exercise of pre-emption rights

“Share Sale Agreement”	the share sale agreement in relation to the Acquisition signed by the Company, CLP Energy and the Vendor on 7 March 2005

“Singapore Power”	Singapore Power Limited

“SPI Australia Group”	SPI Australia Group, a wholly-owned subsidiary of Singapore Power

“SPI E&G”	SPI Electricity & Gas Australia Pty Limited, a company incorporated under the laws of Victoria and a wholly-owned subsidiary of Singapore Power prior to the Acquisition

“SPI Pipelines”	holding companies which hold Singapore Power’s interest in the SEAGas pipeline

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Vendor”	SPI Electricity & Gas Australia Holdings Pty Limited, a company incorporated under the laws of Victoria and a wholly-owned subsidiary of Singapore Power

“Yallourn Energy”	Yallourn Energy Pty Limited, the operator of a 1,480 MW coal-fired power station at Yallourn, Victoria

In this announcement, figures in A$ are translated to HK$ at the exchange rate of A$1.00 = HK$6.10 for illustration purposes only.

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 8 March 2005

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood, Dr. Y. B. Lee